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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ALFA LEISURE, INC.
                               ------------------
                                (Name of Issuer)


                            no par value common stock
                         ------------------------------
                         (Title of Class of Securities)


                                   013394 10 9
                                 --------------
                                 (CUSIP Number)



           Karen Nicolai Winnett, Esq., Oppenheimer, Wolff & Donnelly,
   500 Newport Center Drive, Suite 700, Newport Beach, CA 92660;(949) 719-6000
   ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 27, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO. 013394 10 9                                          Page 1 of 4 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Alfa Leisure, Inc., a California corporation formerly known as Alfa Leisure Acquisition Corp.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*

                  WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             0
    OWNED BY           ---------------------------------------------------------
 EACH REPORTING                8       SHARED VOTING POWER
  PERSON WITH
                                           0
                       ---------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                           0
                       ---------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D                 PAGE 4 OF 6 PAGES


ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this Statement applies is the no par value common stock ("Common Stock") of Alfa Leisure, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 5163 "G" Street, Chino, California 91710. On September 27, 1999, Alfa Leisure, Inc., a California corporation formerly known as Alfa Leisure Acquisition Corp. ("Acquisition Corp."), became the owner of in excess of 90% of the Company's Common Stock. On September 30, 1999, the Company was merged into Acquisition Corp. and Acquisition Corp.'s ownership interest in the Company's Common Stock was terminated.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This Statement is filed on behalf of Acquisition Corp. On September 27, 1999, Acquisition Corp. acquired 2,743,944 shares of the Company's Common Stock. Acquisition Corp.'s address is 5163 "G" Street, Chino, California 91710. Acquisition Corp. is a California corporation.

         (d) and (e) During the last five years, Acquisition Corp. has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 27, 1999, Acquisition Corp. exchanged 2,743,944 of its shares of common stock for 2,743,944 shares of the Company's Common Stock representing 90% of the Company's outstanding Common Stock. On September 30, 1999, Acquisition Corp. effected the merger ("Merger") of the Company into Acquisition Corp. Shareholders of the Company other than Acquisition Corp. received $2.75 per share for the shares of the Company's Common Stock owned by them. Acquisition Corp. intends to use its working capital to pay for the shares which are being exchanged for cash in the Merger.


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the Merger was to enable the Company to reduce the number of shareholders of the Company so that following the Merger, Acquisition Corp. would be eligible to file an election to be taxed as a subchapter "S" corporation. On behalf of the Company, Acquisition Corp. has filed a Form 15 for the termination of the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

         (a) There are no plans or proposals which Acquisition Corp. has which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

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                                  SCHEDULE 13D                 PAGE 5 OF 6 PAGES


         (b) The Company has been merged into Acquisition Corp. and no longer exists as a separate entity. Other than the Merger, there are no plans or proposals which Acquisition Corp. has which relate to or would result in an extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Company or its subsidiaries.

         (c) There are no plans or proposals which Acquisition Corp. has which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         (d) There are no plans or proposals which Acquisition Corp. has which relate to or would result in any change in the present board of directors or management of Acquisition Corp. including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Acquisition Corp. plans to distribute its entire net income as dividends to its shareholders each year.

         (f) Acquisition Corp. has elected to be taxed under subchapter "S". As a subchapter "S" corporation, Acquisition Corp. will generally be treated in the same manner as a partnership for tax purposes. Acquisition Corp. will not pay tax at the corporate level with certain limited exceptions. Its profit and loss will be passed through to its shareholders and included on their individual tax returns. There are no other plans or proposals which relate to or would result in any other material change in the corporate structure or business. The board of directors and officers of Acquisition Corp. will be the same as the board of directors and officers of the Company.

         (g) The Company has been merged into Acquisition Corp. and no longer exists as a separate entity.

         (h) There are no plans or proposals which Acquisition Corp. has which relate to or would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) On behalf of the Company, Acquisition Corp. has filed a Form 15 to terminate the registration of the Company's common stock pursuant to section 12(g)(4) of the Exchange Act.

         (j) There are no plans or proposals which Acquisition Corp. has which relate to or would result in any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 30, 1999, following the Merger, Acquisition Corp. no longer owns any shares of Common Stock of the Company.

         (b) Not applicable.

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                                  SCHEDULE 13D                 PAGE 6 OF 6 PAGES


         (c) On September 27, 1999, Acquisition Corp. exchanged 2,743,944 of its shares of common stock for 2,743,944 shares of the Company's Common Stock representing 90% of the Company's outstanding Common Stock. On September 30, 1999, Acquisition Corp. effected the merger ("Merger") of the Company into Acquisition Corp. Shareholders of the Company other than Acquisition Corp. received $2.75 per share for the shares of the Company's Common Stock owned by them. Acquisition Corp. intends to use its working capital to pay for the shares which are being exchanged for cash in the Merger.

         (d) Not applicable.

         (e) On September 30, 1999, the shares of Common Stock of the Company owned by Acquisition Corp. were canceled as a part of the Merger and the Company ceased to exist as a separate entity.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Certificate of Ownership filed with the California Secretary of State and Articles of Merger filed with the Texas Secretary of State.

ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  October 5, 1999                 ALFA LEISURE INC., a California
                                        corporation formerly known as Alfa
                                        Leisure Acquisition Corp.



                                        By: /s/ MARK A. SCHWARTZ
                                        ----------------------------------------
                                            Mark A. Schwartz,
                                            Chief Financial Officer